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FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83

CERTAIN PORTIONS OF THIS LETTER FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[*****].”

March 9, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation Form 10-K for Fiscal Year Ended June 30, 2016 Filed September 12, 2016 File No. 001-36370

Dear Mr. Rosenberg:

This letter is submitted on behalf of Applied Genetic Technologies Corporation (“AGTC” or the “Company”) in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 23, 2017 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “2016 Form 10-K”), which was filed with the SEC on September 12, 2016.

Because of the commercially sensitive nature of certain information contained herein, the version of this letter filed via EDGAR omits confidential information included in the highlighted and unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks “[*****]”. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

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Mr. Jim B. Rosenberg

March 9, 2017

CONFIDENTIAL TREATMENT REQUESTED BY APPLIED GENETIC TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. § 200.83

(the “FOIA Office”) pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).

The Company’s response to each comment is set forth below.  For the Staff’s convenience, the text of the Staff’s comments is included in bold prior to the Company’s responses.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operation Results of Operations-Research and Development Expense, page 80

1.         Please provide us total R&D costs incurred for the period disaggregated by each major product candidate.

Total research and development costs, disaggregated by each major product candidate for the year ended June 30, 2016, are set forth in the table below.  The Company respectfully advises the Staff that prior to fiscal year 2016, the Company did not rigorously track research and development costs for its various preclinical programs on a disaggregated basis.  Accordingly, the Company cannot practicably provide comparative information for the year ended June 30, 2015.

Rule 83 confidential treatment request made by the Company; request #1

2016 (in thousands)
XLRS	$[*****]
ACHM	[*****]
XLRP	[*****]
General research and development costs	[*****]
Total research and development costs	$ 38,864

Notes to Financial Statements (7) Collaboration with Biogen, page 103

2.         As it relates to the potential future milestone payments to be received as part of your license agreement with Biogen please provide us information required by ASC 605-28-50-2(b) through 50-2(d) for each milestone.

In response to the Staff’s comment, the Company has provided the Staff with the amount of each milestone payment to be received as part of its collaboration with Biogen and a description of the corresponding triggering event on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such information is being provided together with a request that such

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Mr. Jim B. Rosenberg

March 9, 2017

CONFIDENTIAL TREATMENT REQUESTED BY APPLIED GENETIC TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. § 200.83

materials be returned promptly following the completion of the Staff’s review thereof. Under separate cover, request for confidential treatment of this information pursuant to the provisions of 17 CFR 200.83 has been made by Foley Hoag, LLP, as counsel to the Company.

The Company respectfully advises the Staff that under its collaboration agreement with Biogen (the “Collaboration Agreement”), the Company is entitled to future milestone payments in the amount of up to $467.5 million based on the achievement of specified milestones under its XLRS and XLRP programs and up to $592.5 million based on the exercise of options for and successful achievement of future milestones under three discovery programs.

At the inception of the Collaboration Arrangement, the Company concluded that all of the milestone payments were substantive and would be recorded entirely in the period that each milestone is achieved.  The Company’s conclusion was based on the uncertainty in achieving each milestone, as well as the guidance provided in ASC 605-28-25-2 and the Company’s determination that:

i.	The payments will result directly from the Company’s performance to achieve each milestone;

ii.	Each milestone relates solely to the Company’s past research and development activities; and

iii.	Each milestone payment appears reasonable when compared to other consideration provided under the Collaboration Arrangement for all programs.

Limited Milestone Payments

Under the Collaboration Agreement, the Company is entitled to limited milestone payments from Biogen upon the Company’s attainment of certain clinical and development milestones relating to the Company’s XLRS and XLRP programs. These milestone payments are in partial consideration of the Company’s investment in and development of its technology, as well as its prosecution and maintenance of its related patent rights.  The limited milestone payments are due to the Company within forty-five days of the Company’s notification to Biogen of its attainment of each milestone, are one-time only payments, and are not refundable or subject to any adjustment, penalty or other claw-back.  If earned, the limited milestone payments are payable by Biogen to the Company once per program, regardless of the number of XLRS products or XLRP products with respect to which, or the number of times with respect to any XLRS product or XLRP product, the specified limited milestone occurs.

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Mr. Jim B. Rosenberg

March 9, 2017

CONFIDENTIAL TREATMENT REQUESTED BY APPLIED GENETIC TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. § 200.83

In August 2015, the Company achieved a limited milestone with respect its XLRS program, relating to patient enrollment under that program, for which it received from Biogen a payment in the amount of $5.0 million, as reported in the 2016 Form 10-K.

The Company cannot reasonably predict the likelihood of receiving the remainder of the limited milestone payments as there is uncertainty as to its ability to achieve the milestones.

Event Milestone Payments

Under the Collaboration Agreement, the Company is entitled to receive event milestone payments upon its achievement of specified milestones for its XLRS and XLRP programs in partial consideration for AGTC’s development of its technology and its grant of rights therein to Biogen.

The event milestone payments are due to the Company within forty-five days of the first occurrence of each event milestone for each of the first XLRS product candidate and the first XLRP product candidate to achieve each such a milestone.  The event milestone payments are one-time only for each of the XLRS and XLRP programs, regardless of the number of XLRS products or XLRP products with respect to which, or the number of times with respect to any XLRS product or XLRP product, the specified event milestone occurs. No event milestone payments are payable for any subsequent XLRS product or XLRP product regardless of the number of XLRS or XLRP products developed.

In the event that an XLRS or an XLRP product bypasses an event milestone and achieves a later event milestone, upon achievement of the later event milestone, payments become due to the Company, both for the event milestone achieved and any earlier event milestone that was bypassed, unless the event milestones are territory-based, in which case payments become due in accordance with the terms in the Collaboration Agreement. In the event that an XLRS or an XLRP product achieves more than one event milestone concurrently, then the event milestone payment associated with each such event milestone becomes payable concurrently.

The Company cannot reasonably predict the likelihood of receiving these event milestone payments as there is uncertainty as to its ability to achieve each event.

Sales Milestone Payments

In addition to the event milestone payments, in consideration of the rights granted to Biogen under the Collaboration Agreement, and subject to the terms and conditions of the Collaboration Agreement, the Company is entitled to receive certain one-time payments when the aggregate net sales of any XLRS product candidate or any XLRP product candidate, as applicable, in a calendar year first reaches specified thresholds.

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Mr. Jim B. Rosenberg

March 9, 2017

CONFIDENTIAL TREATMENT REQUESTED BY APPLIED GENETIC TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. § 200.83

Sales milestone payments are due to the Company with respect to a calendar year within sixty-days after the end of the calendar quarter in which the cumulative net sales milestone for that calendar year is achieved. In the event that more than one sales milestone is achieved in a calendar year with respect to the XLRS or the XLRP products, then all of the sales milestone payments corresponding to the sales milestones met in that year will become payable to the Company.

The Company cannot reasonably predict the likelihood of receiving the sales milestone payments as there is uncertainty as to our ability to achieve the targeted sales thresholds in each calendar year.

Discovery Event Milestone Payments and Option Fees

Under the Collaboration Agreement, the Company is entitled to receive discovery event milestone payments in partial consideration for AGTC’s development of its technology and the grant of rights to Biogen under the Collaboration Agreement, upon the achievement of certain milestones relating to products developed under discovery programs under the Collaboration Agreement.  Each discovery program is categorized as Category A, Category B or Category C depending on the nature of the indication it seeks to address.

Biogen is obligated to pay AGTC the discovery event milestone payments within forty-five days of the first occurrence of each discovery event for each of the first discovery products in each of Category A, Category B and Category C to achieve such event the discovery event milestone payments are one-time only for each of the product candidates in the discovery program, regardless of the number of discovery products with respect to which, or the number of times with respect to any discovery product, the specified discovery event milestone occurs. No discovery event milestone payments are payable for any subsequent discovery product.

The Company is also entitled to receive an option fee within forty-five days of the date Biogen exercises its option to acquire certain rights under the Collaboration Agreement with respect to a discovery program.

3.         You state that under the collaboration agreement you will conduct all development activities through regulatory approval in the United States for the XLRS program.  As it appears that the XLRS program is in Phase 1, please tell us why recognition of the up-front payment over a 2 to 3 year period is appropriate.

The Company acknowledges the Staff’s comment and respectfully advises that the two- to three-year service period refers to all five of the Company’s product candidates, and is not limited to the XLRS program.  The Company will provide more clarity in all future filings.

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Mr. Jim B. Rosenberg

March 9, 2017

CONFIDENTIAL TREATMENT REQUESTED BY APPLIED GENETIC TECHNOLOGIES CORPORATION PURSUANT TO 17 C.F.R. § 200.83

Specifically, with respect to the XLRS product candidate, the Company is conducting all developmental activities through regulatory approval for that product candidate in the United States and is obligated to absorb all pre-funded development activities through the completion of its Phase 1/2 clinical trial. The Company expects to complete these activities within the specified two- to three-year time frame, after which, Biogen will assume the liability for expenses for all future development costs for the XLRS program.  The Company will clarify this in future filings.

Exhibit 31

4.         Please amend your filing to revise your certifications to include reference to internal controls in paragraph 4 pursuant to Rule 601(b)(31) of Regulation S-K.

The Company respectfully acknowledges the Staff's comment and advises the Staff that it inadvertently omitted paragraph 4(b) and certain other references to internal controls from the certifications filed as Exhibit 31.1 and 31.2 to the 2016 Form 10-K. As requested by the Staff, the Company has filed an abbreviated amendment to the 2016 Form 10-K (the "Amended Filing"). The Company further acknowledges that the certifications, in the form filed with the Amended Filing, were each true and correct as of the original filing date of the 2016 Form 10-K.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (617) 832-1175 or, in my absence, Dan Clevenger at (617) 832-1283.

Sincerely,

/s/ Hemmie Chang

Hemmie Chang

Partner

HC:tjc

cc:	Susan B. Washer, Applied Genetic Technologies Corporation
Larry Bullock, Applied Genetic Technologies Corporation
Ann VanLent, Applied Genetic Technologies Corporation
Dan Clevenger, Foley Hoag, LLP

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